August 1, 2011
VIA EDGAR AND OVERNIGHT MAIL
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Online Resources Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 15, 2011 File No. 0-26123
Dear Ms. Collins:
Set forth herein please find the responses provided by Online Resources Corporation (the “Company”) to the comments given in your supplemental letter dated July 19, 2011 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2011. The comments contained in your letter are reproduced below, together with our responses thereto.
Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Note 7. Commitments and Contingencies, page 63
COMMENT: 1. Your response to prior comment 1 indicates that for the matters noted it was not probable that a liability had been incurred and therefore the current estimate of loss was zero and that a reasonable possibility that a loss exceeding amounts already recognized may have been incurred did not exist. If this continues to be true for each matter, please confirm that you will provide this disclosure in future filings.
RESPONSE: The Company confirms to the Commission that in future filings in relation to pending litigation it will disclose, when applicable, that it was not probable that a liability had been incurred and, therefore, the current estimate of loss was zero and that a reasonable possibility that a loss exceeding amounts already recognized may have been incurred did not exist.
COMMENT: 2. We note your response regarding the Lawlor matter. Please explain to us, in greater detail, why you believed that there was not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred as of December 31, 2010. As part of your response, please provide us with an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. Also, please explain to us why the Lawlor case was specifically omitted from the analysis provided to your auditors as of December 31, 2010.
RESPONSE: Notwithstanding the jury verdict rendered in the Lawlor matter, based upon our external counsel’s assessment of the applicable law and facts of the case, we determined the only prospect for Mr. Lawlor’s recovery would be for the jury, assuming the case would eventually go to the jury, to misapply legal principles to the underlying facts of the case to which there were limited disputes. The primary claim which Mr. Lawlor pursued related to his alleged wrongful termination. Mr. Lawlor was an employee-at-will. Although he attempted to characterize that his termination resulted from factors unrelated to his performance, the Company’s counsel, as well as the Company, did not believe any credible evidence existed to support this contention. For this reason, the Company could not foresee a loss on this claim. No recovery was awarded to Mr. Lawlor on his termination claim.
Mr. Lawlor also sought damages, which the jury awarded to him, for severance under a change of control severance agreement and for the loss of equity grants he claimed should have been accelerated under this agreement and the equity plans under which his equity grants were made resulting from a purported change of control. As of December 31, 2010, the Company never believed that any such change of control existed. For the likelihood of a materially adverse resolution to be more than remote, the Company would have had to conclude that (i) the court would misapply the law by allowing the change of control issue to even go the jury, since the interpretation of the applicable agreements was within the province of the judge and not the jury, and (ii) either the judge or the jury would misinterpret the facts by concluding that three board members, of a board comprised of ten board members, who were elected in a proxy contest and not proposed by the Company would be a sufficient basis for finding that a change in board composition constituted a change of control.1 For these reasons, the Company could not reasonably reach any such conclusion and, therefore, did not recognize a loss.
Our outside attorneys keep us abreast of all relevant events in the litigation for which they are engaged. In addition, we inquire of our outside attorneys at the end of each fiscal quarter if any events have occurred, in addition to what has already been disclosed to us, which would require us to consider the recognition of any losses. Please appreciate that at least one of our executive officers and/or our general counsel is intimately involved with our outstanding litigation so even before employing our quarter-ended process we would know if establishing or increasing losses is warranted. We have not yet been involved in litigation for which our attorneys have advised us that the likelihood for a materially adverse resolution was more than remote. Should this occur, we would, as a matter of course, further consult with our counsel to assess the scope of our exposure and recognize a loss based upon all relevant factors of which we are then aware impacting upon our potential liability.

[1]	There were other technical and factual arguments advanced by Mr. Lawlor to establish a change of control, all of which would have required a leap of faith to establish. These arguments were advanced after the Company’s analysis was prepared, but none of the arguments would have changed the Company’s view of its exposure had they been known earlier. Since the judge, over the Company’s objection, did not permit a special verdict form to establish the basis for the jury’s determination, the Company does not know the rationale underlying the jury’s verdict.

We believe the Lawlor case was included in the analysis provided to our auditors as of December 31, 2010.
Please call me at (703) 653-3155 with any comments or questions regarding this letter.
Very truly yours,
Catherine A. Graham
Executive Vice President and Chief Financial Officer

cc:	Joseph L. Cowan, President and Chief Executive Officer,
     Online Resources Corporation
Thomas L. Ball, Vice President and General Counsel
     Online Resources Corporation
Mark E. Callihan, Partner
     KPMG LLP
Mark J. Wishner, Co-Managing Shareholder
Greenberg Traurig, LLP

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